Roth Capital Partners, LLC
Maxim Group LLC

c/o Roth Capital Partners, LLC
888 San Clemente Drive
Newport Beach, CA 92660

October 16, 2017

VIA EDGAR
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attention: Jan Woo

Re:	RumbleOn, Inc. (the “Company”) Registration Statement on Form S-1, as amended (“Registration Statement”) File No. 333-220308

Ladies and Gentlemen:

Pursuant to Rule 461 of the General Rules and Regulations of the U.S. Securities and Exchange Commission under the Securities Act of 1933, as amended (the “Securities Act”), Roth Capital Partners, LLC and Maxim Group LLC, as representatives of the underwriters, hereby join in the Company’s request for acceleration of the effective date of the above-referenced Registration Statement so that it will become effective at 2:00 p.m., Eastern Time, on Wednesday, October 18, 2017, or as soon thereafter as practicable.

Pursuant to Rule 460 under the Securities Act, please be advised that during the period from September 28, 2017 to the date of this letter, we, acting on behalf of the several underwriters, distributed as many copies of the Preliminary Prospectuses, dated September 28, 2017, as appears to be reasonable to secure adequate distribution of the Preliminary Prospectus.

The undersigned confirms that it has complied with and will continue to comply with, and it has been informed or will be informed by participating dealers that they have complied with or will comply with, Rule 15c2-8 promulgated under the Securities Exchange Act of 1934, as amended, in connection with the above-referenced issue.

ROTH CAPITAL PARTNERS, LLC

By: /s/ Aaron M. Gurewitz
Name: Aaron M. Gurewitz
Title: Head of Equity Capital Markets

MAXIM GROUP LLC

By: /s/ Clifford Teller
Name: Clifford Teller
Title: Executive Managing Director, Head of Investment Banking